Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-148550

January 22, 2008

ReneSola Ltd

ReneSola Ltd, or ReneSola, has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents ReneSola has filed with the SEC for more complete information about ReneSola and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents ReneSola has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ReneSola, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Credit Suisse +1-800-221-1037 or Deutsche Bank +1-800-503-4611 (calling these numbers are not toll free outside the United States). You may also access ReneSola’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1417892/000119312508009771/0001193125-08-009771-index.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 3 to ReneSola’s Registration Statement on Form F-1, filed via EDGAR with the SEC on January 22, 2008. All references to page numbers are to the page numbers of Amendment No. 3.

Recent Developments

A section entitled “Recent Developments” was added on page 3 in order to disclose the recent developments in ReneSola, and other parts of the Registration Statement on Form F-1 were amended accordingly. The entire Recent Developments section is set forth below:

Trial Production of Polysilicon

In August 2007, we established a joint venture in Linzhou, Henan Province, China to engage in the production of virgin polysilicon. The joint venture has commenced trial production of polysilicon in January 2008. Production from the first phase with a planned annual capacity of 300 metric tons is expected to begin in the first quarter of 2008, and the estimated output in 2008 is 200 to 300 metric tons.

Issuance of Additional Shares

In January 2008, we issued 40,000 and 20,000 shares to Mr. Panjian Li and Mr. Binghua Huang, respectively, for no cash consideration in accordance with the terms of their employment contracts. See “Related Party Transactions—Transactions with Certain Directors, Shareholders and Affiliates—Employment Agreements.” As a result, we have increased our total shares issued and outstanding to 100,060,032 shares. Accordingly, the total shares outstanding immediately after this offering have been increased to 118,485,032 shares (119,910,032 shares if the underwriters exercise their over-allotment option in full).

Our Summary Consolidated Financial and Operating Data

The closing price of our shares have been updated to January 21, 2007, which was £3.92, equivalent to approximately $15.30 per ADS based on the federal reserve noon buying rate of £1.00 to $1.9529 in effect on January 18, 2007. Assuming a public offering price of $15.30 per ADS, our as adjusted consolidated balance sheet data on page 9 has been amended as follows:

	As of September 30, 2007
	Actual	As adjusted
Consolidated Balance Sheet Data	(in thousands)
Cash and cash equivalents	$68,935	$196,206
Inventories	94,263	94,263
Advances to suppliers	34,379	34,379
Total current assets	241,258	368,529
Property, plant and equipment, net	94,400	94,400
Advances for purchases of property, plant and equipment	22,874	22,874
Total assets	369,509	496,780
Short-term borrowings	74,554	74,554
Advances from suppliers and customers	35,451	35,451
Total current liabilities	124,772	124,772
Total shareholders’ equity	103,846	231,117
Total liabilities and shareholders’ equity	$369,509	$496,780

Use of Proceeds

Assuming a public offering price of $15.30 per ADS, the “Use of Proceeds” section on page 33 has been amended as follows:

We estimate that we will receive net proceeds from this offering of approximately $127.3 million or approximately $137.5 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

Capitalization

Assuming a public offering price of $15.30 per ADS, the “Capitalization” section on page 35 has been amended as follows:

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•

on an as adjusted basis to reflect: the sale of 9,212,500 ADSs by us in this offering at an assumed public offering price of $15.30 per ADS, the closing price of our shares on AIM on January 21, 2008, adjusted to account for the ratio of two shares per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

•

on a pro forma as adjusted basis to reflect: (i) the conversion of approximately 10,691,212 shares pursuant to RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the assumed adjusted conversion price according to the defined current market price on January 21, 2008, and (ii) the sale of 9,212,500 ADSs by us in this offering at an assumed public offering price of $15.30 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2007
	Actual	As adjusted	Pro forma as adjusted
	(in thousands)
Convertible bonds payable	$124,384	$124,384	—
Long-term borrowings (unguaranteed and unsecured)	6,657	$6,657	$6,657
Shareholders’ equity:
Shares (no par value; 250,000,000 shares authorized and 100,000,032 shares issued and outstanding as of September 30, 2007)(1)(2)	36,266	163,537	284,311
Additional paid-in capital	14,157	14,157	14,157
Retained earnings	48,729	48,729	48,729
Accumulated other comprehensive income	4,694	4,694	4,694

Total shareholders’ equity(1)	103,846	231,117	351,891

Total capitalization(1)	$234,887	$362,158	$358,548

(1)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed public offering price of $15.30 per ADS would increase (decrease) each of shares, total shareholders’ equity and total capitalization by $8.6 million.

(2)	The pro forma as adjusted amount also includes $3,609,872 of unamortized deferred convertible bond issue costs as of September 30, 2007.

Dilution

Assuming a public offering price of $15.30 per ADS, the “Dilution” section on page 36 has been amended as follows:

Our net tangible book value as of September 30, 2007 was approximately $92.9 million, or $0.93 per share, and $1.86 per ADS. Net tangible book value per share represents the amount of total tangible assets (net of prepaid land rent and deferred convertible bond issue costs), minus the amount of total liabilities, divided by the total number of shares outstanding. Dilution is determined by subtracting net tangible book value per share from the assumed public offering price per share.

Without taking into account any other changes in such net tangible book value after September 30, 2007, other than to give effect to: (i) our issuance and sale of 9,212,500 ADSs in this offering, at an assumed public offering price of $15.30 per ADS, the closing price of our shares on AIM on January 21, 2008 and adjusted to account for the ratio of two shares per ADS, after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), and (ii) the conversion into approximately 10,691,212 shares pursuant to our RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the assumed adjusted conversion price according to the defined current market price on January 21, 2008, our pro forma as adjusted net tangible book value at September 30, 2007 would have been $2.67 per outstanding share, including shares underlying our outstanding ADSs, or $5.34 per ADS. This represents an immediate increase in net tangible book value of $0.71 per share, or $1.41 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $4.98 per share, or $9.96 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per share basis assuming that the public offering price per share is $7.65, and all ADSs are exchanged for shares:

	Per Ordinary Share	Per ADS
Assumed public offering price	$7.65	15.30
Net tangible book value as of September 30, 2007	0.93	1.86
Pro forma net tangible book value per share after giving effect to conversion of RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012	1.96	3.93
Pro forma as adjusted net tangible book value per share after giving effect to conversion of RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 and this offering	2.67	5.34

Amount of dilution in net tangible book value to new investors in the offering	$4.98	9.96

A $1.00 increase in the assumed public offering price of $15.30 per ADS would increase our pro forma as adjusted net tangible book value per share and per ADS after giving effect to the conversion into approximately 10,595,114 shares pursuant to our RMB928,700,000

U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the assumed adjusted conversion price according to the defined current market price on January 21, 2008 and this offering by $0.07 per share and $0.14 per ADS and the dilution in pro forma as adjusted net tangible book value per share and per ADS to new investors in this offering by $5.41 per share and $10.82 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The number of shares issuable upon the conversion of our RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 will be adjusted if we issue shares in our offering at a price below 95% of the current market price on the last trading day preceding the date of announcement of the terms of our offering. The conversion price of the convertible bonds will be adjusted by multiplying the conversion price immediately before the issue of additional shares by the following fraction:

A + B

C

Where:

A	is the number of shares in issue immediately before the issue of such additional shares;

B	is the number of shares which the aggregate consideration receivable for the issue of such additional shares would purchase at such current market price per share; and

C	is the number of shares in issue immediately after the issue of such additional shares.

Current market price at a particular date means the average closing price our AIM shares for the five consecutive trading days ending on the trading day immediately preceding such date. Such adjustment shall become effective on the date of issue of such additional shares.

Therefore, a $1.00 decrease in the assumed public offering price of $15.30 per ADSs would decrease our pro forma as adjusted net tangible book value per share and per ADS after giving effect to the conversion into approximately 10,789,261 shares pursuant to our convertible bonds calculated based on the adjusted conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti-dilution adjustments), by $0.07 per share and $0.14 per ADS and the dilution in pro forma adjusted net tangible value per share and per ADS to new investors in this offering by $4.55 per share and $9.10 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, after deducting underwriting discounts and commission and other offering expenses.

Similarly, a 10% decrease in the assumed public offering price of $15.30 per ADSs would decrease our pro forma as adjusted net tangible book value per share and per ADS after giving effect to the conversion into approximately 10,841,908 shares pursuant to our convertible bonds calculated based on the adjusted conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti-dilution adjustments), by $0.11 per share and $0.21 per ADS and the dilution in pro forma adjusted net tangible value per share and per ADS to new investors in this offering by $4.32 per share and $8.64 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, after deducting underwriting discounts and commission and other offering expenses.

The pro forma and pro forma as adjusted information discussed above are illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of September 30, 2007, the differences between the shareholders as of September 30, 2007 and the new investors with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid at an assumed public offering price of $15.30 per ADS, assuming the conversion into approximately 10,691,212 shares pursuant to our convertible bonds calculated based on the assumed adjusted conversion price according to the defined current market price on January 21, 2008 and before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of shares does not include 712,500 ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Shares Purchased			Total Consideration		Average Price Per Share	Average Price Per ADS
	Number		Percent	Amount	Percent
Existing shareholders	110,691,244	(1)	86%	$171,197,167	55%	$1.55	$3.09
New investors	18,425,000		14	$140,951,250	45	$7.65	$15.30

Total	129,116,244		100%	$312,148,417	100%

(1)

Assuming the conversion of approximately 10,691,212 shares pursuant to RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the assumed adjusted conversion price according to the defined market price on January 21, 2008.

A $1.00 increase in the assumed public offering price of $15.30 per ADS would increase total consideration paid by new investors, total consideration paid by all shareholders, average price per share and per ADS paid by all shareholders by $9.2 million, $9.2 million, $0.07 per share and $0.15 per ADS, respectively, assuming the conversion into approximately 10,595,114 shares pursuant to our convertible bonds based on the assumed adjusted conversion price according to the defined current market price on January 21, 2008 and sale of 9,212,500 ADSs at $16.30, before deducting underwriting discounts and commissions and other offering expenses payable by us.

A $1.00 decrease in the assumed public offering price of $15.30 per ADS would decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per share and per ADS paid by all shareholders by $9.2 million, $9.2 million, $0.07 per share and $0.15 per ADS, respectively, assuming the conversion into approximately 10,789,261 shares of our convertible bonds based on the conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti- dilution adjustments) and sale of 9,212,500 ADSs at $14.30 , before deducting underwriting discounts and commission and other offering expenses payable by us.

A 10% decrease in the assumed public offering price of $15.30 per ADS would decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per share and per ADS paid by all shareholders by $14.1 million, $14.1 million, $0.11 per share and $0.22 per ADS, respectively, assuming the conversion into approximately 10,841,908 shares of our convertible bonds based on the conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti-dilution adjustments) and sale of 9,212,500 ADSs at $13.77, before deducting underwriting discounts and commission and other offering expenses payable by us.

Shares Eligible for Future Sale

The following phrase in the “Shares Eligible for Future Sale” section on page 117 was replaced by the following amendment due to the issuances of shares to Mr. Panjian Li and Mr. Binghua Huang:

•

1% of the then outstanding shares, in the form of ADSs or otherwise, which will equal approximately 1,184,850 shares immediately after this offering (or 1,199,100 shares if the over-allotment option is exercised in full);

The following disclosure was added to “Shares Eligible for Future Sale” section on page 117:

The SEC has adopted amendments to Rule 144 of the Securities Act which are expected to take effect on February 15, 2008. These amendments will shorten the holding period under Rule 144 from one year to six months for reporting issuers and changed the holding period to be eligible for unlimited public resales from two years to one year for both reporting and non-reporting issuers. In addition, these amendments provide that sales made after such holding period need not comply with the volume limitation, manner of sale or notice provisions under Rule 144, provided that a person making such sale is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale. Such sales must comply with the public information provision of Rule 144 (until our ordinary shares have been held for one year). When the amendments become effective on February 15, 2008, approximately 39,922,639 of our shares will be eligible for resale under Rule 144 without being subject to the volume limitation, manner of sale or notice provisions under Rule 144, assuming holders of these shares are not deemed to have been our affiliates at any time during the three months preceding a resale.

Prior to February 15, 2008, we do not expect there is any person who is not our affiliate and has beneficially owned the shares proposed to be sold for at least two years, and whose shares are thus eligible for resale under Rule 144(k) of the Securities Act.

All of our affiliates are subject to lock-up for a period of 180 days after the date of this prospectus. Assuming no exercise of the underwriters’ over-allotment option, upon expiration of the lock-up period, Approximately 58,562,393 of our shares held by our affiliates will be eligible for resale subject to the volume, manner of sale and other limitations under Rule 144.

Beginning 90 days after the date of this prospectus, approximately 1,350,000 of our shares acquired or to be acquired through the exercise of options by holders who are not our affiliates will be eligible for resale under Rule 701, subject to the vesting period of these options. Approximately 3,100,000 of our shares to be acquired or acquired through the exercise of options by our affiliates will be eligible for resale under Rule 701. The resales of shares by affiliates are subject to the vesting period of these options, as well as the volume, manner of sale and other limitations under Rule 144.

Risk Factors

The following disclosure was added to the risk factor “Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline” on page 29:

From February 15, 2008, approximately 39.9 million of our shares held by persons not affiliated with us will be eligible for resale under Rule 144, as amended, under the Securities Act.

Related Party Transactions

The following phrase in the “Related Party Transactions” on page 102 was replaced by the following amendment to correct a typographical error:

As of September 30, 2007, we had an aggregate of $30.4 million of outstanding short-term borrowings that were guaranteed, directly or indirectly, by Mr. Xianshou Li and Ms. Xiahe Lian as follows:

Underwriting

On page 124, the name of CIBC World Markets Corp. was replaced with Oppenheimer & Co. Inc.

The following disclosure was added to the Underwriting Section on page 127:

Lazard Capital Markets LLC has been a registered broker dealer since 2005. Effective May 10, 2005, Lazard Frères & Co. LLC, or LF&Co., transferred its capital markets business (which includes equity research, syndicate, sales and trading) to a new privately-held company, Lazard Capital Markets LLC. LF&Co., which is part of publicly-traded Lazard Ltd., retained, among other things, its investment banking business (including its mergers and acquisitions and financial restructuring practices). LF&Co. has been a registered broker-dealer since 1936.

In addition to the changes as described above, we also corrected a few minor typographical errors.